FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – News Release dated May 27 2008,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: July 3, 2008

By:

“Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V - MMR OTC.BB - MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

July 3, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

info@madisonminerals.com www.madisonminerals.com TSX.V - MMR OTC.BB - MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

May 27, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON REDUCE EXERCISE PRICE OF WARRANTS

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, reduced the exercise price of 3,149,998 share purchase warrants issued as part of a unit private placement on October 11, 2006 (the “Warrants”) from $1.20 per share to $0.28 per share.

In accordance with TSX Venture Exchange policy, the expiry date of the Warrants will be accelerated to shorten the exercise period to a period of 30 days if, for ten consecutive trading days, (the “Premium Trading Days”) the closing price of Madison’s common shares exceeds the revised exercise price by the applicable Private Placement discount, or in this case $0.35. The 30 day period will commence seven calendar days after the tenth Premium Trading Day.  In the event that the expiry date is not accelerated, the Warrants will expire on the original expiry date of October 11, 2008.

To find out more about Madison Minerals Inc.,  please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 27, 2008

Item 3.

Press Release

May 27, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer reduces the price of warrants.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 27th day of May 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

info@madisonminerals.com www.madisonminerals.com TSX.V - MMR OTC.BB - MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

May 27, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON REDUCE EXERCISE PRICE OF WARRANTS

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has, subject to regulatory approval, reduced the exercise price of 3,149,998 share purchase warrants issued as part of a unit private placement on October 11, 2006 (the “Warrants”) from $1.20 per share to $0.28 per share.

In accordance with TSX Venture Exchange policy, the expiry date of the Warrants will be accelerated to shorten the exercise period to a period of 30 days if, for ten consecutive trading days, (the “Premium Trading Days”) the closing price of Madison’s common shares exceeds the revised exercise price by the applicable Private Placement discount, or in this case $0.35. The 30 day period will commence seven calendar days after the tenth Premium Trading Day.  In the event that the expiry date is not accelerated, the Warrants will expire on the original expiry date of October 11, 2008.

To find out more about Madison Minerals Inc.,  please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

     “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE